

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

July 25, 2008

Diana L. Hassan
President and Director
Las Palmas Mobile Estates
44489 Town Center Way, #D-234
Palm Desert, California 92260-2789

RE: Preliminary Proxy Statement on Schedule 14C
       File No. 0-52397
       Filed June 27, 2008

Dear Ms. Hassan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please clarify in the letter to stockholders, notice, questions and answers, and terms of the reverse acquisition sections of the filing the material changes to your articles of incorporation, such as the amount of increased authorized capital.

2. Please include a section describing interests of certain persons in the forepart of the document describing the benefits that officers and directors receive from the reverse acquisition. We note your disclosure on page 39; however, it appears that some of your officers and directors will receive securities in connection with the reverse acquisition. Please quantify the value of these securities. See Item 3 of Schedule 14C.

3. In the "Description of AFT" section on page 8, you disclose that you compete in various market segments such as alternative energy, flue gas desulphurization, mining, environmental compliance and pulp & paper. In this regard, please tell us what consideration you have given to providing product line disclosures in the notes to your financial statements. See paragraph 37 of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*, for guidance.

Questions and Answers, page 3

Will LPME or AFT be taxed as a result of the Reverse Acquisition?, page 5

4. Please provide a firm conclusion regarding the tax consequences to shareholders and remove the words "believe" and "should" from the first sentence. Disclose whether you will receive any tax opinions in connection with the reverse acquisition. Make similar changes on page 32 of the filing.

History and Overview of AFT, page 7

5. Please clarify the relationship between AFT, FPF and M&W, identify the stockholders who own FPF and M&W, and explain what a variable interest entity is. Add a diagram in this section that depicts your organizational structure, including the interests and the ownership of the assets held by M&W and FPF.

6. Please disclose the basis for your statement that AFT is one of the largest manufacturers of corrosives storage and handling equipment in the Midwest and is believed to have the region's largest and most automated manufacturing capabilities. If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

7. Please disclose the information required by Item 1005(b) of Regulation M-A. Please refer to Item 14(b)(7) of Schedule 14A.

Description of AFT, page 8

8. Please disclose any material expenditures on research and development in the past two fiscal years. Refer to Item 101(h)(4)(x) of Regulation S-K.

9. Please discuss your intellectual property. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Competition, page 9

10. Please provide a more detailed discussion of your position in the various markets in which you operate. For instance, discuss the principal methods of competition, market position, etc. We note your various statements in this section such as AFT believes that its manufacturing capacity is more advanced than that of its competitors in certain sectors or that AFT's competitive position will become more favorable in certain sectors. Explain what these statements mean for your current position and place your discussion in context taking into account your limited operating history and competitive situation. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Major Customers, page 10

11. Please discuss the availability of raw materials in greater detail. Refer to Item 101(h)(4)(v) of Regulation S-K.

Plan of Operation and Development Following the Reverse Merger, page 11

12. Please disclose the basis for your belief that the common stock purchase warrants to be used in the second tranche of funding will be exercised and available for your business plans.

Discussion and Analysis of AFT's Operations and Financial Condition, page 13

Results of Operations, page 13

13. Please quantify the impact of the factor(s) you identify which contributed to the fluctuations in your revenue, cost of goods sold, and selling, general and administrative expenses from period -to-period. You should also ensure that you explain the majority of increases or decreases in each line item. For example, you should quantify the impact on revenue of increased activity in the bio-fuel sector and the large projects you have supplied. You should also discuss the importance of your major customers. Additionally, please disclose and discuss the major drivers of your cost of goods sold. See Item 303(A)(3) of Regulation S-K and Section 501 of the Codification of Financial Reporting Policies for guidance.

Liquidity and Capital Resources, page 15

14. We note your analysis of operating cash flows for the years ended December 31, 2007 and
2006. Please revise your discussion to also address the significant increases in your accounts
receivable and inventories in 2006 and 2007 since it appears from your statement of cash
flows that these items represented significant changes in your operating cash flows during
those periods. We remind you that your discussion of operating cash flows should explain
the reasons for material changes in non-cash items, as well as significant fluctuations in
working capital items as applicable. Please refer to Section IV.B of Release No 33-8350,
*Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis
of Financial Condition and Results of Operations*.

15. Please provide a more comprehensive discussion of the negative factors currently impacting
your liquidity, including current liabilities exceeding current assets and non-compliance with
certain debt covenants. Please discuss how you intend to address these negative factors and
discuss the potential consequences if they are not resolved. Your discussion should also
address the expected increase in your cash requirements due to the new facility lease and
related debt, becoming a public company, employment agreements and income taxes.

Summary of Significant Accounting Policies, page 17

Trade Accounts Receivable, page 17

16. Please revise your discussion to provide more insight as to the expected collection period of
your receivables.

Revenue Recognition, page 18

17. Please revise your disclosures to include a more comprehensive discussion of the nature and
process of your manufacturing and installation of fiberglass projects, including the range and
the average length of time it takes to complete a project, as well as the significant cost
components of your projects. In addition, based on your reference to warranty expenses,
please revise the notes to your financial statements to provide the disclosures required by FIN
45 or indicate why they are not required.

Risks of the Reverse Acquisition and AFT's Business, page 19

18. In order to make the following risk factors more currently relevant, please disclose whether
and the extent to which you have been impacted by work stoppages and product liability
claims. Refer to the risk factors entitled: "AFT's business depends upon good relations with
employees" and "AFT is subject to potential product liability and other claims and it may not
have the insurance or other resources to cover the costs of any successful claim" on page 21.

Federal Income Tax Consequences, page 32

19. Please remove the language that the summary is for "general information only" and that stockholders are "urged to consult their own tax advisors" as this language suggests that stockholders cannot rely on the information in the Information Statement. We would not object to language suggesting that stockholders consult their own tax advisors with respect to their own tax situation.

Incorporation of Financial Information, page 40

20. Since it appears you are not S-3 eligible, please be advised that you may not incorporate by reference unless the incorporated documents are delivered with the information statement. As such, the Form 10-Q and Form 10-K must be delivered with the information statement. Please revise accordingly. Please refer to paragraph (b)(2) of Item 13 of Schedule 14A.

Financial Statements for the Years Ended December 31, 2007 and 2006, page 64

Note 2 – Summary of Significant Accounting Policies, page 71

Principles of Consolidation and Basis of Presentation, page 71

21. Please supplementally provide us with summarized financial information and operating results for each VIE that you consolidate. Please also provide us a more comprehensive explanation of the nature and extent of your obligations to each entity.

Revenue Recognition, page 74

22. We note that you have a service division that provides installation and repair of various piping projects. Please disclose your revenue recognition policy for the installation and repair services. If material, please separately disclose and discuss such revenues and related costs in MD&A.

Note 6 – Financing Arrangements, page 77

23. Please disclose how much of the short-term notes payable relate to each of FPF and AFT at December 31, 2007. Provide similar disclosures for the interim period on page 90.

24. Based on the debt covenant violations, please fully demonstrate to us how you determined it is appropriate to present the related debt in long-term liabilities at December 31, 2007 and March 31, 2008.

<u>Pro Forma Financial Statements</u>

25. Due to the change in the Company's tax status, please revise the annual pro forma statement of operations to reflect an adjustment for income taxes.

<u>Closing Comments</u>

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Dean M. Smurthwaite, Esq.
        (303) 777-3823